Mail Stop 3561

May 7, 2009

By U.S. Mail and facsimile to (314) 421-1979

Douglas H. Yaeger
Chairman, President and Chief Executive Officer
The Laclede Group, Inc.
720 Olive Street
St. Louis, MO 63101

  Re: The Laclede Group, Inc.
    Form 10-K for Fiscal Year Ended September 30, 2008
    Filed November 21, 2008
    Form 10-Q for Periods Ended December 31, 2008 and March 31,
    2009
    Proxy Statement on Schedule 14A
    Filed December 22, 2008
    File No. 001-16681

Dear Mr. Yaeger:

  We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Results of Operations, page 22

1. We believe that your overview could be enhanced to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

   - An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

   - A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

   An example of where you could elaborate is your discussion of how you plan to "reduce the impact of higher costs associated with wholesale natural gas prices by strategically structuring its natural gas supply portfolio and through the use of financial instruments."

2. You state on page 23 that your distribution costs are the primary expenditures you incur. Please quantify these costs and discuss how you fund them.

Liquidity and Capital Resources, page 33

    3.   Please identify your anticipated capital requirements referenced on page 35.

Form 10-Q for the Periods Ended December 31, 2008 and March 31, 2009

Exhibits 31.1 and 31.2

    4. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In this regard, you did not include the parenthetical in paragraph 4(d). Please revise the certifications in future filings.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Benchmarking and Comparator Groups, page 18

    5. You mention that the Committee reviews competitive market compensation data "to help ensure that the pay opportunities being delivered to [y]our executive officers are competitive with the labor markets in which [you] compete for talent." Explain what reference points you utilize and, if you engaged in any benchmarking of the base salary, annual and long-term incentives, please identify the benchmark and the components of the benchmark, including the "several third party survey sources" to which you make reference. In this regard, we note your reference under "Base Salary" to "bringing salaries closer to the median of the comparator group;" clarify whether you were also trying to bring any other components of executive compensation to the median (or some other benchmark) of the comparator group. Please also explain how you use the third party survey sources. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Annual Incentive Plan, page 19

6. Please elaborate upon how the Individual Objectives for each named executive officer are determined and whether these objectives are set at the outset of the fiscal year or are assessed retrospectively. In this regard, it is unclear whether the discussion you provide relating to, for example, Mr. Waltermire's "contributions to the SM&P sale and his success in several financial initiatives" are a reflection of his Individual Objectives or whether these considerations reflected a discretionary increase to his award.

7. Please also explain how you arrived at the Target Opportunity percentages.

Long-term incentives, page 21

Equity Incentive Plan, page 21

8. We note that you have not provided a quantitative discussion of the specific terms of the necessary targets to be achieved for your named executive officers to earn their long-term incentive compensation in 2008-2010. Please disclose or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b).

9. Please explain the statement, "[d]etermination of performance between threshold and target performance and between target and high performance is based on straight line interpolation, as determined by the Committee."

Summary Compensation Table, page 26

10. We direct your attention to the disclosure in footnote four regarding all other compensation. It appears that the disclosure has combined the amounts for the sports boxes, automobile allowance, club memberships, life insurance premiums, parking and spousal travel. Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K requires that you specifically identify and quantify any item (other than a perquisite or personal benefit) whose value exceeds $10,000 and that you quantify each perquisite or personal benefit whose value exceeds $25,000. The footnote should provide the value of each separate item, perquisite or personal benefit required to be included in the footnote.

<u>Potential Payments Upon Termination or Change in Control, page 35</u>

11. With respect to the potential payments upon termination or change in control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director